Page 1 of 19 Pages

As filed with the Securities and Exchange Commission on April 1, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

REIT Redux LP

14901 Quorum Dr, Suite 900

Dallas TX 75254

(214) 420-5912

Fax (214) 206-9991

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 109,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 19 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 19 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 19 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,857
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,857
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 19 Pages

Item 1.     Security and Issuer

This Amendment No.1 (this "Amendment No.1") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, together with Amendment No.1, this "Schedule 13D") filed with the Securities and Exchange Commission on April 1, 2013 and relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company"), whose principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75254. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No.1 and not otherwise defined herein have the meaning ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented herein, the Original Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3.     Source and Amount of Funds or Other Consideration.

The David Martin West Asset Trust purchased an additional 55 shares on April 12, 2013. The Reporting Persons used personal or family investment capital as their source of funding these purchases.

Item 4.     Purpose of Transaction.

On April 12, 2013, after a brief courtesy call to Jan Salit and Barry Berlin of the Company, Messrs. Stetson and Kropp on behalf of the Reporting Persons sent a letter by email and regular mail to the Company and its Trust Managers proposing appointing a member of our group, Joe Longbotham, as a Trust Manager. This letter is attached as Exhibit 2.

On April 19, 2013 in a call to Jan Salit and Barry Berlin, Mr. Kropp was informed that the letter was distributed to Trust Managers and that we could expect a response in due course.

CUSIP No. 6934341029	Page 11 of 19 Pages

Other than the foregoing, there have been no other changes to the plans or proposals of the Reporting Persons. Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time.  Accordingly, the Reporting Persons are continuously reviewing all aspects of their Share position.  Consequently, the Reporting Persons expressly reserve the right to sell or otherwise dispose of all or part of its Share position and may do so at any time.  Whether the Reporting Persons decide to acquire additional shares or sell some or all of the shares that it now owns will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions and any response that the Company may make to any efforts of the Reporting Persons to acquire control of the Company.

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 582,140 Shares, or approximately 5.5% of the outstanding Shares. There are no Agreements between the Reporting Persons, legal or otherwise, concerning voting or dispositive power at this time other than between Mr. Stetson and REIT Redux LP as stated below.

Mr. Stetson may be deemed to beneficially own the 109,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux LP, that has the power to vote and dispose of such Shares. Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares.  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,857 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owner by each person herein on the date hereof is based on 10,589,554 Shares outstanding on March 3, 2013 as reported in the Company's Annual Report on From 10-K for the year ended December 31, 2012.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than as disclosed above, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Ex 1	Previously filed

Ex 2	Letter dated April 12, 2013 from REIT Redux LP to Board of Trust Managers of PMC Commercial Trust

CUSIP No. 6934341029	Page 12 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2013

REIT Redux LP
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 13 of 19 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux LP, Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

Exhibit 2

Letter, dated April 12, 2013, from Robert Stetson and James Kropp of REIT Redux LP to Nat Cohen, Chairman of Trust Managers and Jan Salit, CEO and Trust Manager of PMC Commercial Trust proposing the appointment of Joe Longbotham as a Trust Manager.

CUSIP No. 6934341029	Page 14 of 19 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux LP

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 15 of 19 Pages

SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected in privately negotiated transactions or on a national securities exchange through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares purchased	Price Per Share

3/11/2013	Joe C. Longbotham	3,000	7.22
3/12/2013	Joe C. Longbotham	6,000	7.14
3/13/2013	Joe C. Longbotham	613	7.19
3/14/2013	Joe C. Longbotham	1,602	7.18
3/15/2013	Joe C. Longbotham	862	7.16
3/18/2013	Joe C. Longbotham	841	7.19
3/21/2013	Joe C. Longbotham	130,700	7.65	*
2/28/2013	Robert Stetson	203	7.01
3/5/2013	Robert Stetson	3,000	7.07
3/6/2013	Robert Stetson	1,797	6.96
3/8/2013	Robert Stetson	300	7.15
3/11/2013	Robert Stetson	3,200	7.09
3/21/2013	Robert Stetson	39,400	7.65	*
3/22/2013	Robert Stetson	1,205	7.25
3/22/2013	Robert Stetson	100	7.21
3/22/2013	Robert Stetson	2	7.19
3/1/2013	David Martin West Asset Trust	1,400	7.04
3/6/2013	David Martin West Asset Trust	200	7.05
3/13/2013	David Martin West Asset Trust	262	7.16
3/13/2013	David Martin West Asset Trust	940	7.10
4/12/2013	David Martin West Asset Trust	55	7.57
3/21/2013	David West	65,350	7.65	*
3/21/2013	West Partners L.P.	65,350	7.65	*
3/15/2013	B.T. Interest, Ltd.	248	7.41
3/18/2013	B.T. Interest, Ltd.	2,446	7.14
3/19/2013	B.T. Interest, Ltd.	2,306	7.10
3/22/2013	B.T. Interest, Ltd.	52,288	7.65	*
3/22/2013	Lonnie & Rosalie Whatley Family, LLC	39,212	7.65	*
3/6/2013	REIT REDUX LP	50	6.99
3/12/2013	REIT REDUX LP	5,950	6.99
3/21/2013	REIT REDUX LP	7,700	7.65	*

___________

*	Privately negotiated transaction

CUSIP No. 6934341029	Page 16 of 19 Pages

April 12, 2013

Board of Trust Managers

PMC Commercial Trust

17950 Preston Rd, Suite 600

Dallas TX 75252

Att Nat Cohen and Jan Salit

Gentlemen:

As you may be aware, REIT Redux recently participated in a block trade of PMC stock sold by the Rosemore brothers which necessitated the filing of a 13-D.

We are writing today to suggest that the Board consider adding a member of our group, Joe Longbotham, as a Trust Manager to get a large shareholder’s perspective in your future deliberations. Joe has had a long career in net lease properties and is active on a bank board and might be particularly helpful to the Company as it moves from studying alternatives toward executing on a path toward increasing value all the while continuing to originate new loans.

While we have been vocal in our criticism of management actions taken in the last few years at PMC by the Rosemores, they undoubtedly had “skin in the game.” Now, the Board of Trust Managers now owns in aggregate 1.3% of the outstanding shares (if we read the most recent filing by Martha correctly) and could use an injection of ownership mentality, in our opinion.

This is a critical juncture for the Company given

•	Continuing low levels of loan production when compared with overhead levels and the equity base
•	Continuing low interest rates
•	Continuing low levels of earnings to provide credit line interest coverage and support a dividend that was reduced 80 cents per share from its peak in 2006
•	The need to rightsize either assets or overhead (given that it’s 2.6% of PMC’s assets and 37% of revenues vs a REIT averages of 1.0% and 8.5%)

New blood on the Board can assist in adding what we see as the appropriate sense of urgency in the key strategic decision of entering a new line or, we can only assume, in rightsizing PMC’s expenses (and we’d never take a “runoff scenario” off the table in arriving at any conclusion as to the optimal decision to increase stockholder value).

CUSIP No. 6934341029	Page 17 of 19 Pages

Professional fees are one of our particular causes for concern. We have our own experience with REIT processes and can point out that our former company, USRP (with Enterprise Value of over $800MM), spent $1.5MM on professional fees to complete a major merger in 2005 compared with the $3.3MM that was spent in legal fees on a failed deal.

We want to make it clear that Jim Kropp suggested to Management earlier this year that PMC consider an acquisition of REIT Redux’ affiliate – Microproperties LLC – a net lease restaurant acquirer, owner and asset manager as an appropriate way for PMC to enter real estate ownership. A hybrid hospitality REIT focused on small loans and properties with a solid balance sheet seems to us to represent a needed niche within the REIT investment market. Although we were never able to reach the point of opening serious discussions with you on this proposal, we still believe it’s a good idea.

We acknowledge that a REIT Redux board member with an interest in Microproperties might present a conflict of interest (generally dealt with by recusal, special committees and fairness opinions, etc). Mr. Longbotham has no ownership or other affiliation, past or present (other than the joint filing agreement), with our companies and, in fact, is sometimes a competitor with Microproperties. It is for that reason that we view him as an appropriate candidate possessing the skill set that we believe is needed to assist the Trust Managers and PMC generally as it address the aforementioned key strategic decision at hand.

We enclose a copy of Mr. Longbotham’s CV for your review.

Very truly yours,

REIT Redux LP

By _______________________ and ________________________

Robert J Stetson                                James H Kropp

CUSIP No. 6934341029	Page 18 of 19 Pages

Joe C. Longbotham

jlongbotham@cogentgrp.com

972-246-6233

15150 Preston Road • Suite 210 • Dallas, TX 75248

PERSONAL INFORMATION

As a real estate and finance professional with more than 25 years of executive experience, I can assist the Board in future deliberations by providing a shareholder’s perspective. Having served on various bank boards since 1999 I have gained additional perspective in studying alternatives for increasing asset value while originating new loans.

Personal Attributes:

•	Methodical, creative problem solver, intuitive

Executive Real Estate History

2008 to Present

Principal and co-founder - The Cogent Group, LLC – Dallas, Texas

www.cogentgrp.com

A private real estate investment firm established to pursue retail development/repositioning and acquisition opportunities, the acquisition of net leased properties and the acquisition of opportunistic real estate.

Acquired real estate valued in excess of $50 million

2003 to 2008

President – Longbotham Investment Company – Dallas, Texas

A private real estate investment company established to support my real estate investment activities as well as those of my partners and clients.

1988 to 2003

President and co-founder – Cardinal Capital Partners, Inc. – Dallas, Texas

A private real estate investment company that focused exclusively on the acquisition of net leased corporate real estate.

1983 to 1988

Commercial Real Estate Broker – The Mullen Company – Dallas, Texas

A commercial real estate development company.

Key Achievements:

•	Instrumental in growing the company to one of the largest sale-leaseback principals in the country.
•	Acquired hundreds of properties valued at approximately $4 billion, located throughout 46 states and totalling approximately 45 million square feet

Key Skills Gained:

•	Acquired top to bottom, hands-on knowledge pertaining to the valuation of real estate and real estate assets
•	Developed keen negotiation skills via hundreds of loan documents, contracts and lease agreements

CUSIP No. 6934341029	Page 19 of 19 Pages

Professional Real Estate Qualifications:

•	Texas Real Estate Commission – Corporate and Personal Real Estate Broker

BANKING AND OTHER BOARD OF DIRECTORS HISTORY

1997 to Present

First Mercantile Bancorp, Inc. – Chairman 1997 to 2001 (sold to Colonial BancGroup, Inc. in 2001)

Colonial BancGroup, Inc. – Board of Directors – Colonial Bank Texas Board 2001 to 2006

Sovereign Bank, N.A. – Board of Directors 2006 to present. Currently serving on ALCO and Compensation committees.

Southwest Credit Systems, LP – Owner/Partner and member of the Board of Directors 2004 to present

Education

Baylor University– Waco, Texas – B.A. Accounting and Finance in 1982

personal

Born in 1959. Integrally involved in a variety of community and civic activities throughout the Dallas metroplex.

Currently reside in Dallas with wife, Karen, and three children.